Supplement filed pursuant to Rule 253(g)(2)

File No.  024-11077

CALTIER FUND I, LP

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated November 18, 2020 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1771232/000110465920128011/tm2036596d1_253g2.htm.

More recent financial information about the company is available in its December 31, 2020 annual report filed on Form 1-K, available here: https://www.sec.gov/Archives/edgar/data/1771232/000110465921058721/tm2114711d1_1k.htm, and is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED NOVEMBER 18, 2020
THIS SUPPLEMENT IS DATED MAY 17, 2021

CalTier Fund I, LP (“CalTier”) has determined that the minimum investment for Non-US Persons should be $10,000. Accordingly, the fourth paragraph of "Plan of Distribution and Selling Securityholders” has been amended and restated as follows:

“The minimum investment is $500 for US persons or $10,000 for Non-US persons, and investors may only purchase additional limited partnership interests in minimum increments of $500 for US persons and $5,000 for Non-US persons.”

Furthermore, Castle Placement, LLC is now licensed in all states as well as Puerto Rico and Washington, D.C. The term “Broker States” should be read to include those 52 states and territories.

In addition, the CalTier has a new address. All related disclosure should reference the following as CalTier’s address:

5965 Village Way Ste 104 – 142
San Diego, CA 92130